Mail Stop 6010

October 26, 2006

Via U.S. Mail and Facsimile to (510) 668-7002

Ronald W. Guire
Chief Financial Officer
Exar Corporation
48720 Kato Road
Fremont, CA 94538

>   **Re: Exar Corporation**
>   **Form 10-K for the Fiscal Year Ended March 31, 2006**
>   **Filed June 12, 2006**
>   **Form 8-K filed October 19, 2006**
>   **File No. 000-14225**

Dear Mr. Guire:

We have reviewed your filing and have the following comments. We have limited our review of your filing to only those issues we have addressed in the comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2006

Exhibit 32

1.   We note that your Section 906 certifications furnished in accordance with Item
        601(b)(32) of Regulation S-K are not dated. Please file an amendment to your
        Form 10-K that includes the entire filing together with the properly dated Section
        906 certification.   Please also apply this comment to your Form 10-Q filed on
        August 8, 2006.

Form 8-K filed October 19, 2006

2.   We note that you present your non-GAAP measures and reconciliation in the form
        of adjusted statements of income. These formats may be confusing to investors as
        they also reflect several non-GAAP measures, including non-GAAP product cost
        of sales, non-GAAP total costs of sales, non-GAAP gross profit, non-GAAP
        research and development expense, non-GAAP selling, general and administrative
        expenses, non-GAAP total operating expenses, non-GAAP income (loss) from
        operations, non-GAAP other than temporary loss on long-term investments, non-
        GAAP total interest and other income, net, non-GAAP income before income
        taxes, non-GAAP provision for income taxes, non-GAAP net income, non-GAAP
        basic earnings per share, non-GAAP diluted earnings per share, and non-GAAP
        diluted shares, which have not been described to investors. In fact, it appears that
        management does not use these non-GAAP measures but they are shown here as a
        result of the presentation format. Please note that Instruction 2 to Item 2.02 of
        Form 8-K requires that when furnishing information under this item you must
        provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of
        Regulation S-K, including a reconciliation to the directly comparable GAAP
        measure for **each** non-GAAP measure presented and explain why you believe the
        measures provide useful information to investors.

        ·   To eliminate investor confusion, please remove the adjusted statements of
            income from all future filings and instead disclose only those non-GAAP
            measures used by management that you wish to highlight for investors, with
            the appropriate reconciliations.
        ·   Please note that in the event that your Form 8-K is incorporated by reference
            into a 33 Act registration statement, we may have additional questions relating
            to the appropriateness of this information being included in a document filed
            with, and not just furnished to, the Commission. At that time, we may request
            an amendment to the Form 8-K.

3.   Please also revise future filings to include all the substantive disclosures outlined in Questions 8 and 13 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures dated June 13, 2003. Please revise your disclosure to explain in greater detail:

·   the substantive reasons why management believes the non-GAAP measure provides useful information to investors;
·   the specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;
·   the economic substance behind management's decision to use the measure; and
·   the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, including the manner in which management compensates for these limitations when using the non-GAAP measure.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant